Exhibit 99.1

Besra and Victory Corporation agree terms for a US$14.25 million placement

Toronto, Canada: 20 June 2014 - Besra (TSX:BEZ) (ASX:BEZ) (Frankfurt:OP6) is pleased to announce that it has signed a letter agreement for an investment by Victory Corporation Group of Switzerland (VCG) pursuant to which VCG will purchase from treasury 250 million common shares in Besra Gold Inc at a price of US$0.057 per share.

If the financing, totalling net US$14.25 million, closes, it will result in VCG receiving a 40% stake in the common shares of the Company, making VCG the largest shareholder of the Company’s common shares. VCG is a consortium of companies representing interests that have a wide range of business involvements including oil and oil production, shipping, leisure, aviation, retailing and commodities.  The agreement also includes the sale at spot of up to 50,000 oz of Besra’s gold per year through one of VCG’s related companies. VCG will also have the right to appoint two individuals to the Besra Board of Directors, subject to corporate law requirements and to approval by the Toronto Stock Exchange of the VCG nominees.

The subscription agreement is expected to be signed in the next 5 working days, with closing scheduled to occur by 10 July 2014, subject to board approvals and any necessary regulatory approvals, including that of the Toronto Stock Exchange. Besra will be seeking to rely on the financial hardship exemption from the shareholder approval requirement under the TSX Company Manual. There is no assurance the agreement in principle reached will culminate in the closing of a financing upon the terms disclosed in this media release or at all.

Besra CEO, John Seton, said, “We are very pleased to welcome Victory Corporation and its associated family offices to our company. They will bring the benefit of substantial international business acumen, experience and network to the table, in addition to an important injection of capital. We believe that VCG’s investment in Besra will significantly benefit Besra and all of its stakeholders.”

VCG spokesperson, Saurabh Mehrotra, said, “Our strategic investment in Besra complements our existing commodities investments, belief in the long term demand for gold and recognition of Besra’s exceptional potential with the Bau gold project on the near horizon.”

In connection with the investment, the Company will be paying to OrbitPlan International Ltd (OrbitPlan) a cash finder’s fee equal to US$285,000 (being 2% of the gross subscription proceeds) and will issue to OrbitPlan and George Molyviatis an aggregate 5,000,000 common shares at a deemed issuance price of US$0.057 per share, equal to the subscription price under the financing. Molyviatis and OrbitPlan also will be receiving warrants to purchase an aggregate of 997,500 common shares at an exercise price equal to US$0.057 per common share. The warrants will have a term of three years subject to acceleration in the event the volume weighted average trading price of Besra’s common shares during any 20 consecutive trading day period exceeds 200% of the exercise price.

After giving effect to the finder’s fee, the net proceeds to the Company will be US$13,965,000. Besra intends to use the net proceeds of the placement to pay outstanding interest under its convertible and gold-linked notes, effect the capital investment necessary to restore production at its two Vietnamese mines to normalized levels and for general corporate and working capital purposes.

The Company will then approach holders of its convertible notes to negotiate an extension of the maturity date of such notes so that there is no deemed default under the terms of the notes after giving effect to the financing and the payment of overdue interest from the net proceeds therefrom.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra – www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Victory Corporation Group

Victory Corporation Group (VCG) is formed as a consortium of companies, representing family offices and handled by a corporate centre in Switzerland. VCG is very active in the trading of commodities including coal, gold, iron ore, as well as crude, clean products and petroleum gas. The company has hands on experience in the shipping industry, jack up rig ownership, construction and operations. Through its affiliates it also provides expertise for offshore pipe and platform installation, helicopter services and offshore support. The company has business experience in Europe, West Africa, the Middle East and Asia.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

James W Hamilton Investor Relations T: +1 (416) 572 2525 TF: 1 888 902 5522 (North America) E: ir@besra.com	Steve Wilson Corporate Communications T: +64 9 9121765 M: +64 21675660 TF: 800 308 602 (Australia) E: steve.wilson@besra.com